SAFEWAY INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. §200.83

This response letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three asterisks (***).

October 6, 2008

Andrew Mew, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safeway Inc.
Form 10-K for the Fiscal Year Ended December 29, 2007
Form 10-Q for the Fiscal Quarters Ended March 22, 2008 and June 14, 2008
File No. 1-00041

Dear Mr. Mew:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company”) dated September 9, 2008.

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 29, 2007

Item 1.	Business, page 5

1.	We have reviewed the reports provided and your response to our prior comment two regarding enterprise-wide disclosures about your products and services. We also note from your response to our prior comments 14, 15 and 16 the information in Exhibit C provided to your Board of Directors which includes sales performance data on eight product categories. Further, we note on page 11 of your 2007 glossy annual report to shareholders your presentation and discussion of customer focus and perceived quality improvement in product categories such as seafood, floral, bakery, prepared foods, meat, produce and deli. It is not clear to us why you believe disclosing 92 to 93% of your revenues in a category entitled “food, drug, general merchandise and other” provides investors with an understanding of your sales mix as opposed to a more meaningful breakdown that would include categories such as meat/seafood, dairy, produce, floral, prescription drugs, bakery, deli, prepared foods and general merchandise items. We are not persuaded that your proposed enterprise-wide disclosure of product and service revenue information is consistent with the intent of disclosure required by Item 101 of Regulation S-K and paragraph 37 of SFAS 131 which requires disclosure of your revenues from customers for each product or service or each group of similar products or services. Please advise or show us what your disclosure will look like revised in future filings for all periods presented.

Confidential treatment requested by Safeway Inc.

2.	You state in the response to our prior comment two that all of your product groups have similar economic characteristics. Please provide us an analysis for each of the periods presented supporting your statement that all of your product groups, with the exception of fuel, have similar economic characteristics. Please include in your analysis financial data such as the gross margins for produce, prepared food, pharmacy, meat, floral and dry goods.

Company’s Response:

As previously stated in our response to comment 2 in our letter to the Staff dated June 10, 2008, we believe that our proposed enterprise-wide disclosure of product and service revenue information complies with the intent of Item 101 of Regulation S-K and paragraph 37 of SFAS 131 because none of our product categories account for more than 10% of total revenue and all of our product categories are similar in each of the five areas set forth in paragraph 17 of SFAS 131. A breakdown of revenues into product groups would not provide investors with a more meaningful understanding of our business. Therefore, such a breakdown would not further the purpose or intent of Item 101 of Regulation S-K.

Product group information would not provide meaningful information because Safeway’s product group distinctions are often arbitrary and change frequently. For example, commercial bread, originally included in the Bakery department, was moved to the Grocery department and then back to Bakery. Many products are included in different product groups at the same time. For example, sandwich meat, cheese and other related products are each included in our Deli, Grocery and Meat departments. Some over-the-counter drugs, health and beauty items are included in both our Pharmacy and our General Merchandise/Health and Beauty departments.

Safeway does not capture fully loaded gross margin at the product category level because it is impracticable to do so. Significant portions of cost of sales such as warehouse expense, transportation cost, purchasing cost, receiving cost and advertising expense are not allocated to the product category level. As a result, meaningful gross margin information is not available by product category. Additionally, Safeway typically adjusts prices each week for 8,000 to 10,000 specific products spanning virtually all product categories. Changes in gross margins in any particular product category are frequently part of a strategy designed to drive sales in other product categories and are not necessarily indicative of long-term profit potential for that particular product group. For example, our marketing strategy might result in a price reduction in particular products in order to attract customers who will then shop throughout the store. In that context, focusing just on the results of the product on sale would not provide a meaningful explanation of the business.

Safeway’s Chief Operating Decision Maker (“CODM”) is Steve Burd, President, Chief Executive Officer and Chairman of the Board. For the reasons outlined above, Steve Burd does not regularly review reports on product categories nor does he allocate resources or assess performance based on the performance of product categories. Meaningful gross margin information is not available by product category, demonstrating that our CODM does not manage the Company at the product category level. The description of our business in our Form 10-K is consistent with how the CODM reviews the business, i.e., on a store-wide basis.

Sales performance data on eight product categories provided to our Board of Directors, included in Exhibit C to our letter dated June 10, 2008, presents only an adjusted identical-store sales metric and only for certain product categories. It is not all-inclusive and was presented only for limited information and use by our Board. The Board presentation helps the Board focus on the marketing strategy employed throughout the store rather than a product level revenue breakdown. The Board presentation ties to our overall marketing strategy, which emphasizes improved merchandising, expanded perishables and selected services throughout the store. We believe that these products and services, taken as a whole, are distinguishing features of our stores and our marketing strategy. The data in the Board presentation do not support a conclusion that Safeway is required to disclose product-level revenues or percentages pursuant to Item 101 of Regulation S-K.

Confidential treatment requested by Safeway Inc.

Our presentation and discussion of certain perishable product categories on page 11 of our 2007 annual report to shareholders was derived from customer satisfaction surveys and was not generated from our internal financial systems. This discussion is consistent with how our management and Board review our store operations and our marketing strategy on a store-wide basis.

Although annual fuel sales have not yet accounted for 10% of total sales, the amounts are sufficiently large and volatile and the fuel category is so economically dissimilar that it can materially affect measures of Safeway’s sales growth and gross margin in any particular quarter. Consequently, Safeway has historically disclosed the impact of fuel on sales and gross margin in our quarterly earnings releases and in our Management’s Discussion and Analysis and now proposes to disclose fuel sales under paragraph 37 of SFAS 131. Additionally, fuel sales for the first 36 weeks of 2008 are now slightly more than 10% of total sales. No other product category is sufficiently large or volatile or economically dissimilar enough to warrant separate disclosure.

Therefore, we respectfully submit that product-level breakdowns (other than fuel) are not required under Item 101 of Regulation S-K because none of our product categories meet the 10% test, such product information would not provide meaningful information to investors, and it is not consistent with how the CODM and the Board view our overall business strategy and performance.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations

Sales, page 21

3.	We note your revised disclosure and response to our prior comment five regarding the disclosure of the business reasons for the $2.1 billion, or 5.2% increase in net sales in 2007. Please also clearly disclose whether the execution of marketing strategies generated or supported higher prices or resulted in increased customer volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Company’s Response:

The Company does not capture the relative impact on pricing and customer volume as a result of the execution of marketing strategies. Additionally, with the number and variety of items available for sale (approximately 45,000 SKUs), frequent package size changes and the number of price changes, it is not possible to develop a reporting system to capture the impact of price changes on sales increases. In future filings on Form 10-Q and Form 10-K, we will include disclosure similar to the following:

Customer counts decreased and average transaction size increased during the quarter.

Confidential treatment requested by Safeway Inc.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note L. Segments, page 63

4.	We note your response to our prior comment 15 relating to your compliance with the segment reporting and disclosure requirements of SFAS 131. Based on our review of your reports provided, performance is assessed at least at the division level and it appears the economic characteristics between certain divisions are sufficiently dissimilar to disallow aggregation under paragraph 17 of SFAS 131. You stated gross margin is an important indicator that the retail divisions have similar economic characteristics. It is not clear how you concluded these operating segments had similar economic characteristics given the disparity in divisional gross margin performance for the periods provided. Please tell us what quantitative measures in addition to gross margin are used to compare operating segments for economic similarities. Further, please provide us with additional historical and future financial data considered in your evaluation of the long-term financial performance of your operating segments supporting your aggregation of the 12 divisions into one reportable segment.

Company’s Response:

Safeway believes that gross margin is the most appropriate quantitative measure of the economic similarities of our divisions. We did not rely on any other quantitative measures.

We respectfully disagree that there is dissimilarity in gross margin among the divisions. We have updated our gross margin by retail division analysis (see Exhibit A provided supplementally) to include forecasted 2009 gross margins and 2004 margins. In 2007, all 12 retail divisions were within a narrow band of the Company average gross margin. Ten of the 12 divisions were within a band of plus or minus 2.5 percentage points of the Company’s average. Safeway expects this range will narrow further in 2008 and 2009 when all but one division are expected to be within the band. This meets the definition of similar long-term average gross margins as contemplated by paragraph 17 of SFAS 131.

In our response to the Staff’s prior comments 14, 15 and 16, we documented how each of our 12 retail operating divisions had similar products and services, similar production processes, similar types of customers, similar methods of distribution and a similar regulatory environment. In support of that, we have provided division gross margins that are similar over the long-term. Paragraph 17 of SFAS 131 calls for similar economic characteristics evidenced by “similar long-term” (not currently identical) gross margins. As we said in our previous response, local market conditions have caused some variability in gross margins over the short-term. (***). However, that difference has been steadily reduced over time. Over the long-term, each of our divisions, (***), is expected to have similar gross margins.

SFAS 131 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. We respectfully submit that the operating divisions may be aggregated because we expect them to have similar long-term average gross margins and sales trends.

*******

Confidential treatment requested by Safeway Inc.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3142 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David F. Bond
David F. Bond
Senior Vice President
Finance and Control

Confidential treatment requested by Safeway Inc.